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                                                                    EXHIBIT 12-B

                      FORD MOTOR COMPANY AND SUBSIDIARIES

         CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                                 (IN MILLIONS)

                                                         FOR THE YEARS ENDED DECEMBER 31
                                           -----------------------------------------------------------
                                            1997         1996         1995         1994         1993
                                            ----         ----         ----         ----         ----
EARNINGS
  Income/(Loss) before income taxes and
     cumulative effects of changes in
     accounting principles...............  $10,939      $ 6,793      $ 6,705      $ 8,789      $ 4,003
  Equity in net loss/(income) of
     affiliates plus dividends from
     affiliates..........................      121           36          179         (182)         (98)
  Adjusted fixed charges(a)..............   10,911       10,801       10,556        8,122        7,648
                                           -------      -------      -------      -------      -------
     Earnings............................  $21,971      $17,630      $17,440      $16,729      $11,553
                                           =======      =======      =======      =======      =======
COMBINED FIXED CHARGES AND PREFERRED
  STOCK DIVIDENDS
  Interest expense(b)....................  $10,570      $10,464      $10,121      $ 7,787      $ 7,351
  Interest portion of rental
     expense(c)..........................      309          300          396          265          266
  Preferred stock dividend requirements
     of majority owned subsidiaries and
     trusts(d)...........................       55           55          199          160          115
                                           -------      -------      -------      -------      -------
     Fixed charges.......................   10,934       10,819       10,716        8,212        7,732
Ford preferred stock dividend
  requirements(e)........................       82           95          459          472          442
                                           -------      -------      -------      -------      -------
  Total combined fixed charges and
     preferred stock dividends...........  $11,016      $10,914      $11,175      $ 8,684      $ 8,174
                                           =======      =======      =======      =======      =======
RATIOS
  Ratio of earnings to fixed charges.....      2.0          1.6          1.6          2.0          1.5
  Ratio of earnings to combined fixed
     charges and preferred stock
     dividends...........................      2.0          1.6          1.6          1.9          1.4

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(a) Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.

(b) Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

(c) One-third of all rental expense is deemed to be interest.

(d) Preferred stock dividend requirements of Ford Holdings, Inc. (1995 - 1993), increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in the fourth quarter 1995, includes requirements related to company-obligated mandatorily redeemable preferred securities of a subsidiary trust.

(e) Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates.